EXTENSION FOR SEPTEMBER 30, 2016 10-Q
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 333-30176

(Check One):

Form 10-K ☐    Form 11-K ☐ Form 20-F ☐  Form 10-Q ☒  Form N-SAR ☐

For Period Ended:  September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

Full Name of Registrant:
Trycera Financial, Inc.

Former Name if Applicable:

Address of principal executive office:

18100 Von Karman Ave, Suite 850

City, State and Zip Code:
Irvine, CA 92612

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☒

a.
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b.
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c.
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

The Company has been unable to complete the review process with the auditor.

Part IV-Other Information

1.
Name and telephone number of person to contact in regard to this notification

Scott Kline, Esq.	949	271-6355
(Name)	(Area Code)	(Telephone No.)

2.
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

 ☐ Yes      ☒ No

•	Form 10-K for period ending December 31, 2015
•	Form 10-Q for period ending March 31, 2016
•	Form 10-Q for period ending June 30, 2016

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐ Yes      ☒ No

TRYCERA FINANCIAL, INC.
(Name of Registrant as specified in charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 21, 2016	By:	/s/ Ray A. Smith
Ray A. Smith
President and CEO